Exhibit 23.1




                   Consent of Independent Accountants


We consent to the incorporation by reference in the Prospectus constituting part of this Registration Statement on Form S-3 of our report dated August 22, 1996, except as to Note O, which is as of August 29, 1996, appearing on page 75 of DIMON Incorporated's Annual Report on Form 10-K for the year ended June 30, 1996. We also consent to the incorporation by reference of our report on the Financial Statement Schedule which appears on page 76 of such Annual Report on Form 10-K. We also consent to the references to us under the headings "Experts" and "Selected Financial Data" in such Prospectus. However, it should be noted that Price Waterhouse LLP has not prepared or certified such "Selected Financial Data."


Price Waterhouse LLP
Charlotte, North Carolina
September 9, 1997